

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 3, 2009

Via U.S. Mail and Facsimile

Ross E. Silvey
President
North American Energy Resources, Inc.
11005 Anderson Mill Road
Austin, Texas 78750

> **Re:** **North American Energy Resources, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 12, 2009**
> **File No. 0-52522**

Dear Mr. Silvey:

We have completed our review of your Preliminary Information Statement and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: James Ross (918) 254-2988